

Mail Stop 3561

October 30, 2009

David C. Mussman
Executive Vice President,
 Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re:** **West Corporation**
> **Registration Statement on Form S-1**
> **Filed October 2, 2009**
> **Form 8-K Filed October 21, 2009**
> **File No. 333-162292**

Dear Mr. Mussman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise throughout to include all information that may not properly be excluded under Rule 430A. Provide all information required with respect to the offering price range, underwriting discounts, and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

3. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

4. On page i, you state that you "obtained the industry, market and competitive position data used throughout [the] prospectus from [your] own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and any other publicly available information. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information." Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

5. Please disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. The following are examples only of some of your competitive position assertions:

    - "[W]e are the largest conferencing services provider in the world . . .," page 2;

    - "We are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates," page 3;

    - "[W]e have developed a best-in-class suite of automated voice-oriented solutions," page 4;

    - "[W]e have built on our initial success with our InterCall brand to become the leading global provider of conferencing services in 2008 based on revenue . . ., " page 4; and

- "[W]e are now the largest conferencing services provider in the world based on conferencing revenue," page 5.

6. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

7. We note your presentation of compound annual growth rate (CAGR) throughout your document. Each time you quantify your CAGR, please provide additional disclosure, including how the rate is calculated, why you believe it is useful to investors and the material limitations associated with CAGR.

8. We note your presentation of the non-GAAP measure adjusted EBITDA and adjusted EBITDA margin throughout your document, and that you define adjusted EBITDA as earnings before interest expense, share based compensation, taxes, depreciation and amortization, non-recurring litigation settlement costs, impairments and other non-cash reserves, transaction costs and after-acquisition synergies. We further note that you use adjusted EBITDA as a supplemental measure in evaluating operating performance, in assessing compliance with senior credit facilities, and that you believe this measure provides insight into your profitability trends and is useful to investors in evaluating your operating performance and profitability. We also note that you use adjusted EBITDA as a performance measure and reconciled it to net income. We have the following comments:

    - You state that adjusted EBITDA is used as a measure to assess compliance with senior credit facilities and for calculations required to be made under the indentures governing outstanding notes; however, you do not disclose or present adjusted EBITDA as a liquidity measure. We also note that the adjusted EBITDA presented does not include pro forma adjustment for acquired entities as permitted in the debt covenants; thus, is not calculated in accordance with your senior credit facilities. Please tell us if adjusted EBITDA is presented specifically for the material debt covenants in your senior credit facilities.

        o   If so, please clearly disclose that this is a non-GAAP liquidity measure, reconcile it to a GAAP liquidity measure or explain why it is appropriate to reconcile it to net income and provide the disclosures required by Questions 10 and 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ). Also, we would expect you to present adjusted EBITDA as calculated in accordance with the covenants in your senior credit facility without caveat.
        o   If adjusted EBITDA is not presented due to material covenants in your senior credit facilities, please tell us why you list assessing compliance with senior credit facilities as a reason for presenting adjusted EBITDA, and, tell us how your presentation of adjusted EBITDA complies with Item 10(e) of Regulation S-K. Also, if it is determined that your presentation of adjusted

EBITDA is allowable under Item 10(e), please provide all of the disclosures required by Question 8 of our Non-GAAP FAQ as your current discussion is insufficient in this regard. Please also be advised that you must adequately meet the burden of demonstrating the usefulness of this measure in order to continue to present it.

- Please tell us how you quantify acquisition synergies and whether this term is defined in your senior credit facility. To the extent that you continue to refer to acquisition synergies in your filing, also disclose this information.

9. Please update all information in the prospectus to the most recent practicable date.

Prospectus Summary, page 1

10. Please disclose in tabular format any payments, compensation or the value of any equity that each of your Sponsors, directors or executive officers received or will receive in connection with the offering, including from:

- the 12% priority return preference on the Class L Shares;

- equity awards granted or vested in connection with the offering; and

- any proceeds of this offering.

11. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. Also discuss your significant debt, goodwill, and stockholders' deficit, and your portfolio receivable impairment charges.

12. Please briefly describe your receivables management business.

Corporate Information, page 8

13. Please describe the 2006 recapitalization in greater detail.

14. We note your risk factor disclosure on page 23. Please disclose in the Prospectus Summary that you will be considered a "controlled company" and what that means with respect to your corporate governance requirements.

Risk Factors, page 13

15. We note your statement in the introductory paragraph that "[w]hile we believe these risks and uncertainties are most important for you to consider, we may face other risks or uncertainties which may adversely affect our business." All material risks should be described. If risks are not deemed material, please do not reference them.

16. Please add separate risk factors regarding your substantial negative net worth and goodwill.

We may not be able to generate sufficient cash to service all of our indebtedness . . ., page 19

17. Please quantify your annual debt service costs.

Despite our current indebtedness levels . . ., page 20

18. Please quantify the amount of additional indebtedness you may incur under the terms of your debt agreements.

Use of Proceeds, page 26

19. Please quantify the amount you intend to use for each stated purpose. Also disclose the interest rate and maturity of the indebtedness you intend to discharge. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. See Item 504 of Regulation S-K.

Capitalization, page 27

20. We note you have disclosed at the top of the capitalization table that dollars are in thousands. Based on the number of shares authorized and outstanding that you are presenting, it appears that the number of shares is also in thousands. Please revise to indicate that amounts are in thousands, consistent with your financial statements, to clarify this matter to your readers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Critical Accounting Policies, page 37

Goodwill and Intangible Assets, page 38

21. We note that goodwill accounted for approximately half of your total assets at December 31, 2008 and June 30, 2009. Given the materiality of your goodwill balance to your financial statements, please expand your critical accounting policy to provide a more robust

discussion of the uncertainties and variabilities specific to your company that are related to your assessment of impairment. Specifically:

- Please disclose how you determine reporting units for purposes of your goodwill impairment test, including clarifying whether your reporting units are operating segments or components of operating segments, and specifically identifying your reporting units to your investors.

- Please disclose your methodology for determining the fair value of each reporting unit.

- Please tell us whether, at the date of your most recent impairment test, any of your reporting units was at risk of failing step one of the impairment test, and if so, quantify for us the amount of goodwill assigned to such reporting unit.

  o If material goodwill does not exist at any reporting units that are at risk of failing step one of the impairment test, please disclose this to your readers as we believe it provides important information.

  o If material goodwill exists at a reporting unit that is at risk of failing step one of the impairment test, please describe to us whether you believe a material impairment charge could be likely and your rationale for such belief. We may have further questions upon review of your response.

Results of Operations – Prior Segments, page 39

22. Please refer to your tabular presentation of operating income by business segment for the years ended December 31, 2008 and 2007 as seen at the bottom of page 46. We understand that your portfolio receivable subsidiaries are included in your Receivables Management segment, and we note that your Receivables Management segment contributed a relatively small percentage of your total operating income for 2007. Given the above, please explain to us why the vast majority of your total net income in 2007 was attributed to your noncontrolling interest. Also tell us how you considered whether you should revise your analysis of results to clarify this matter to your investors.

Stock-Based Compensation

23. Consider adding disclosure to Management's Discussion and Analysis related to the valuation of your stock-based compensation as compared to your estimated initial public offering price, as we believe this provides important information to your investors.

24. Consider disclosing the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

25. For any options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, to the extent that you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, we believe you should provide enhanced disclosures to investors because reliance has been placed on less reliable valuation alternatives. For any such valuations, please disclose the following information for the related issuances of equity instruments:

- Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

- Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement.

Business, page 79

26. Please describe your noncontrolling interest and portfolio receivables.

Our Technology and Systems Development, page 89

27. Please discuss the importance to the segment and the duration and effect of all patents held. See Item 101(c)(1)(iv) of Regulation S-K.

Legal Proceedings, page 93

28. For each of the proceedings you describe, please describe in greater detail and quantify the relief sought in the complaints. See Item 103 of Regulation S-K.

Management, page 95

Board of Directors and Executive Officers, page 95

29. Please explain why Mr. Etzler is not listed here or revise.

Executive Compensation, page 99

Compensation Discussion and Analysis, page 99

30. Please discuss in greater detail your Chairman's and CEO's role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A. We note your disclosure on pages 99 and 100; however, it is not clear what you mean by your statement that the compensation committee bases its decisions upon the input it receives from Mr. Barker. Please disclose whether the compensation committee approved Mr. Barker's recommendations or discuss the extent to which the committee determined to pay or award compensation other than as recommended. Disclose the names of any compensation consultants used by the committee in making its determinations.

Compensation Elements, page 99

Medium-Term, page 100

31. Please describe Mr. Etzler's bonus plan in greater detail. Clarify how the Adjusted EBITDA target was used to determine a portion of Mr. Etzler's bonus. Also explain the phrase "plan multiple of three." Please provide similar disclosure for Mr. Stangl's bonus calculation.

Long-Term, page 102

Equity-based Compensation Plans, page 102

32. Please expand your discussion of the fair market valuation of your equity, including how the determination was made. Identify the independent appraiser.

33. Please further explain the phrase "the executive's expected impact on our financial objectives," including how Mr. Barker makes that determination.

34. Please define exit event.

2008 Potential Payments Upon Termination or Change in Control Table, page 112

35. Please explain the specific circumstances that would trigger payments. See Item 402 (j)(1) of Regulation S-K.

Principal and Selling Stockholders, page 114

36. For each applicable beneficial owner, please disclose the number of shares beneficially owned before the offering that represent the Class L shares exchangeable for Class A shares.

37. If any entities are selling shares, please identify the persons who have voting or investment control over the company's securities that the entity owns. See Compliance and Disclosure Interpretations – Regulation S-K (Question 140.02), available in the Corporation Finance section of our website.

Certain Relationships and Related Party Transactions, page 116

38. Please disclose the amounts paid during 2009 for each of the listed transactions.

39. Please quantify the fee that will be paid in connection with the termination of the management agreement.

40. Please provide additional Item 404(a) of Regulation S-K disclosure relating to the recapitalization or provide us your analysis on why this information is not required. For example, we note your disclosure in the proxy statement relating to the recapitalization that some of your affiliates received benefits that were different from or in addition to what the stockholders received in the transaction.

41. Please expand your description of the TOGM agreements, including the terms and amounts paid under the operating agreement. Also reconcile your disclosure with the description of this transaction under Note 14 to the financial statements on page F-27. Please update the exhibit index to include the April 30, 2009 amended agreements with TOGM.

Financial Statements, page F-1

Unaudited Financial Statements for the Period Ended June 30, 2009 and June 30, 2008, page F-2

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-7

1. Basis of Consolidation and Presentation, page F-7

Basis of Consolidation, page F-7

42. Please explain why on page F-8 you refer your readers to your annual financial statements
within your Form 10-K, since your annual financial statements are also included within this
Form S-1.

Unaudited Pro Forma Information, page F-10

43. We note your disclosure concerning the pro forma balance sheet giving effect to the
conversion of Class L shares into Class A shares. Please also disclose pro forma earnings
per share for the latest year and interim period giving effect to this conversion on the face of
the related statements of operations.

2. Acquisitions, page F-11

44. We note your discussion, both here and in your annual financial statements, of the
acquisitions of Positron and Genesys during 2008. We also note that the majority of the
purchase price was allocated to goodwill for your acquisition of Genesys and the vast
majority of the purchase price was allocated to goodwill for your acquisition of Positron.
We have the following comments:

- Please explain to us why you were willing to pay such a significant premium over
the fair value of the net tangible assets and separable intangible assets when
acquiring these companies. In this regard, we note your disclosure in Note 3 to your
annual financial statements, and we are requesting a more detailed explanation,
particularly for the acquisition of Positron where you paid over seven times the fair
value of the net tangible assets and separable intangible assets.

- Please describe to us your process for identifying acquired separable intangible
assets and describe in reasonable detail your methodology, or the methodology used
by any third party valuation expert, for valuing such separable intangible assets.

- Please explain to us why your description of the factors that contributed to the recognition of goodwill within Note 3 to your annual financial statements indicates that a portion of the goodwill recognized for both the Positron and Genesys acquisitions is related to technology, as we would expect this to be a separable intangible asset under the guidance in SFAS 141.

- Please revise your disclosure within either your interim or annual financial statements to better explain the above matters to your readers.

3. Goodwill and Other Intangible Assets, page F-13

45. It appears that the last table on this page should be labeled "As of December 31, 2008". Please revise.

9. Stock-Based Compensation, page F-19

46. Please consider disclosing in your financial statements the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- If the valuation specialist was a related party, a statement indicating that fact.

47. Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issuance date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

48. Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

12. Business Segments, page F-23

49. We note your disclosure elsewhere in the filing that in the third quarter of 2009 you implemented certain organizational changes that resulted in a change to your reportable segments. When you update your interim financial statements to the period ended September 30, 2009, please ensure that you explain this change in your reportable segments in reasonable detail. Additionally, please clarify to your readers whether you have aggregated any operating segments into your new reportable segments consistent with the requirements of paragraph 26(a) of SFAS 131.

Financial Statements for the Year Ended December 31, 2008, page F-37

Notes to Consolidated Financial Statements, page F-43

3. Goodwill and Other Intangible Assets, page F-53

50. We note that $226 million and $94 million of goodwill and intangible assets, respectively, are allocated to your receivables management segment as of December 31, 2008. We also note on page F-82 that for the year ended December 31, 2008, your receivables management segment generated $200 million in revenues, operating losses of $39 million and you recorded a $76 million impairment charge against your portfolio receivables as a result of reduced liquidation rates of exiting portfolios due to the weak economy. We further note that in the quarter ended September 30, 2009, you recorded an additional $25 million impairment of purchased accounts receivables. Please provide us with your impairment analysis for goodwill and intangibles for your receivables management operating segment or component, as appropriate, for 2008 and any subsequent periods, if performed. Please provide a discussion of significant management estimates used in your impairment analysis and your basis for those assumptions. Refer to SFAS 142.

Item 16. Exhibits and Financial Statement Schedules, page II-2

51. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

52. It appears that schedules and exhibits related to your credit agreements have not been filed on EDGAR. For example, we do not see certain schedules, exhibits or annexes to:

- Exhibit 10.10, the credit agreement dated October 24, 2006;

- Exhibit 10.11, the guarantee agreement dated October 24, 2006; and

- Exhibit 10.44, the credit agreement dated May 21, 2008.

Please refile these agreements, including all related schedules, exhibits and annexes.

Signatures, page II-4

53. Please identify your principal executive officer, principal financial officer, and controller or principal accounting officer. See Form S-1, Instructions to Signatures.

Form 8-K Filed October 21, 2009

54. We note your presentation of adjusted EBITDA, which you define as earnings before interest expense, share based compensation, taxes, depreciation and amortization, minority interest, non-recurring litigation settlement costs, other non-cash reserves, transaction costs and after acquisition synergies and excluding unrestricted subsidiaries. We note that you consider adjusted EBITDA as a liquidity measure and reconcile it to cash flow from operating activities. We also note that you present adjusted EBITDA since you understand that certain investors use it as one measure of your historical ability to service debt and because it is used in your debt covenants. We have the following comments:

- Please tell us who the "certain" investors are that use adjusted EBITDA as defined as a measure of your historically ability to service debt, and explain to us in more detail why it is useful and meaningful to present this measure to all of your investors if it is only used by a few and is only one way in which those few measure your ability to service debt. Confirm that you will revise future filings for this matter to more clearly meet the criteria of Item 10(e)(1)(i)(C) of Regulation S-K. Please be advised that you must meet the burden of demonstrating the usefulness to investors of this non-GAAP measure if you wish to continue to present it.

- Your current disclosure implies that the fact that adjusted EBITDA is used in your debt covenants makes the presentation of this measure meaningful to your investors. However, we cannot agree that the presentation of this measure is meaningful to your investors in the context of your debt covenants given your statement that the precise adjustments used to calculate adjusted EBITDA included in your credit facility and indentures vary in certain respects among such agreements and from the adjusted EBITDA presented. If you are presenting this measure because it is contained in a material debt covenant within a material debt agreement and you believe this is important information to your investors, you should present the exact measure contained in your debt covenant along with all other disclosures suggested by Question 10 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Alternatively, if you chose to present a measure that is not contained in your debt covenants, you should not refer to your debt covenants when explaining why this measure is meaningful.

- Please note that while liquidity measures should be reconciled to your cash flows from operating activities, you should disclose the balances for each of the three major categories of the statement of cash flows to comply with Question 12 of our Non-GAAP FAQ.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frederick C. Lowinger, Esq.
        Sidley Austin LLP
        Via facsimile to (312) 853-7036